

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Nick Kahn
Chief Executive Officer
New Whale Inc.
1241 East Main Street
Stamford, Connecticut 06902

>   **Re: New Whale Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 23, 2023**
>   **File No. 333-271893**

Dear Nick Kahn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers about the Transactions
Q: What equity stake will WWE stockholders hold in New PubCo and HoldCo?, page 3

1.   We note your amended disclosure in response to comment 2. Please expand your disclosure to clearly state the equity stake and voting power which former public stockholders of WWE will own following the closing of the transactions. In this regard, we note the phrase "other WWE stockholders" includes the ownership of former insiders of WWE. Please include enough information so that public stockholders of WWE can fully understand how the transactions will impact their equity stake and voting power in the New PubCo, not including former insiders of WWE. In this regard, we note that Linda McMahon and Stephanie McMahon hold notable equity stakes in WWE.

Risk Factors
UFC has a substantial amount of indebtedness, which could adversely affect its business..., page 53

2. We note your amended disclosure in response to comment 5 and reissue. We note that UFC is carrying a significant amount of debt with variable interest rates. Please expand your discussion of interest rates to specifically identify the impact of rate increases on UFC's operations and how UFC's business has been affected. We note the disclosure of the amount and percent of net increase in UFC's interest expense. Please provide more detailed disclosure discussing the impact of that increase on UFC's operations and business.

Unaudited Pro Forma Condensed Combined Financial Information
4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 221

3. Refer to adjustment 4(a). Please reconcile the amounts provided in this note to the net cash adjustment of $8,512.

Material United States Federal Income Tax Consequences, page 240

4. We note your amended disclosure in response to comment 19 and reissue in part. In this regard, we note the statement "THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE." Public investors are entitled to rely on the included tax opinion. Please revise the section throughout to remove any inappropriate disclaimers or limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 which includes examples of inappropriate disclaimers including those underlined above.

 You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kyle Seifried